                                                                          [LOGO]

MANAGEMENT COMMENTARY

15 February 2001

Half year and Second Quarter Results to 31 December 2000


Telecom's consolidated net earnings of NZ$300 million for the half year ended 31 December 2000 decreased by NZ$106 million, or 26.1%, from NZ$406 million for the same period last year. Net earnings of NZ$139 million for the quarter ended 31 December 2000 ("Q2 2000-01") decreased by NZ$58 million, or 29.4%, from NZ$197 million for the same period last year.

Net earnings for the half year and quarter represented earnings per share ("EPS") of NZ17.1 cents and NZ7.9 cents respectively. EPS decreased by 26.3% and 29.6% for the half year and quarter respectively compared with the same periods last year.

Revenue rose by 42.2% in the half year to 31 December 2000 and by 39.2% in Q2 2000-01 compared with the same periods last year. Operating expenses increased by 72.8% in the half year to 31 December 2000 and by 65.6% in Q2 2000-01 compared with the same periods last year.

Revenue and expense growth was impacted by the consolidation of AAPT's revenue and expenses for the whole of the current six month period. Last year AAPT's revenues and expenses were only consolidated from 1 December 1999.

Telecom will pay a fully imputed Q2 2000-01 dividend of NZ5.0 cents per ordinary share in March 2001. The dividend for the quarter ended 31 December 1999 ("Q2 1999-2000") was NZ11.5 cents per ordinary share.

============================================================================================================
EARNINGS OVERVIEW
                                           Half year Ended                            Quarter Ended
                                             31 December                               31 December
                                    ------------------------------            -----------------------------
                                    1999        2000       Change             1999       2000       Change
                                    NZ$m        NZ$m          %               NZ$m       NZ$m         %
                                    ------------------------------            -----------------------------
Operating revenues                   1,880      2,673         42.2              993      1,382        39.2

Operating expenses                   1,165      2,013         72.8              643      1,065        65.6

Operating expenses excluding
 cost of sales                         818      1,089         33.1              431        570        32.3


EBIT*                                  715        660         (7.7)             350        317        (9.4)

EBITDA#                              1,006      1,011          0.5              501        501           -

Net earnings                           406        300        (26.1)             197        139       (29.4)

Earnings per share (cents)            23.2       17.1        (26.3)            11.2        7.9       (29.6)

* Earnings before interest and tax.
# Earnings before interest, tax, depreciation and amortisation.
===========================================================================================================

KEY PERFORMANCE INDICATORS

                                                        Half year         Half year          Q2             Q2
                                                         1999-00          2000-01        1999-00       2000-01
Operating Margin (%)   *                                    38.0             24.7           35.2          22.9
Asset Utilisation (%)   #                                   62.7 ~           68.5  ~        66.2  ~       69.6~
Net Interest Cover (times)   .                               6.3              3.4            5.5           3.0
Return on Average Total Assets (%)  +                       23.9  ~          16.9  ~        23.3  ~       16.0~
Net Debt/Net Debt plus Capital Funds (%)                    61.4             67.4           61.4          67.4

*  Surplus from operations/operating revenue
#  Operating revenue/average total assets (net of cash and short-term investments)
 .  Surplus from operations/net interest expense (before interest capitalised) inclusive of capital note coupons
+  Surplus from operations/average total assets (net of cash and short-term investments)
~  Annualised

DIVIDENDS

The quarterly dividend of NZ5.0 cents per share represents a distribution of approximately 63% of second quarter net earnings. The cumulative dividend of NZ10.0 cents for the half year to 31 December 2000 represents a distribution of approximately 59% of net earnings for the half year.

Shareholders will be able to reinvest second quarter dividends in further shares under Telecom's Dividend Reinvestment Plan. Shares will be offered at a discount of 3% to the price calculated under the terms of the plan.

As previously advised, a review of Telecom's dividend policy has concluded that, in the light of the planned growth in investment, a change in policy is appropriate. Consequently, Telecom has implemented a new dividend policy, which will target a dividend payout ratio of around 50% of annual net earnings. This policy will be dependent on earnings, cash flow and other investment opportunities that might arise in the future.

Telecom is committed to further growth in the Australian market, building on its shareholding in AAPT and supporting AAPT's network investment programme.
Telecom is also pursuing growth in its New Zealand-based business, including the roll out of its CDMA mobile network and new broadband technologies, and expansion of international capacity through the Southern Cross Cable.

As a matter of practice, Telecom will look to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

========================================================================================
Q2 dividends
         Ordinary shares                                                    NZ5.0 cents
         American Depositary Shares                                      *US17.61 cents
         Supplementary dividend (to non-resident holders)
             Per ordinary share                                            NZ0.88 cents
            Per American Depositary Share                                 *US3.10 cents
"Ex" dividend dates
         New Zealand Stock Exchange                                        5 March 2001
         Australia Stock Exchange                                      26 February 2001
         New York Stock Exchange                                       27 February 2001
Books closing dates
         New Zealand, Australia Stock Exchanges                            2 March 2001
         New York Stock Exchange                                           1 March 2001
Payment dates
         New Zealand, Australia                                           16 March 2001
         New York                                                         23 March 2001

*  Estimated based on an exchange rate at 31 December 2000 of NZ$1.00 to US$0.4403.
==============================================================================================

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "aim", "anticipate", "intend" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand telecommunications market, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

OVERVIEW OF RESULTS

Telecom's consolidated surplus from operations for the half year and the quarter are summarised in the tables on pages 32 and 33.

The following commentary separates the surplus from operations, revenue and expenses between those earned/incurred in New Zealand and Australia. For the purposes of this geographic split, Australia is deemed to include AAPT and the subsidiary company administering the outsourcing contract with the Commonwealth Bank of Australia ("CBA"), while New Zealand is deemed to comprise the remainder of the Telecom Group.


Surplus from Operations

==============================================================================================================
                                             Half year                                Second quarter
                                  1999         2000         Change            1999        2000        Change
                                  NZ$m         NZ$m           %               NZ$m        NZ$m          %
--------------------------------------------------------------------------------------------------------------
New Zealand
Total revenue                        1,783       1,824           2.3              896         905          1.0
Total expenses                      (1,068)     (1,146)          7.3             (546)       (569)         4.2
                             ---------------------------------------      ------------------------------------
Surplus from operations                715         678          (5.2)             350         336         (4.0)

Australia
Total revenue                           97         849            NM               97         477           NM
Total expenses                         (92)       (824)           NM              (92)       (467)          NM
                             ---------------------------------------      ------------------------------------
Surplus from operations                  5          25            NM                5          10           NM

Goodwill amortised on
 consolidation of AAPT                  (5)        (43)           NM               (5)        (29)          NM
                             ---------------------------------------      ------------------------------------

Total Group surplus from
 operations                            715         660          (7.7)             350         317         (9.4)

NM = Not a meaningful comparison
==============================================================================================================

The group surplus from operations declined by NZ$55 million, or 7.7%, for the half year and declined by NZ$33 million, or 9.4%, for the second quarter compared with the same periods last year. This decline was largely due to the amortisation of goodwill in respect to AAPT, which increased by NZ$38 million for the half year and by NZ$24 million for the quarter. The reduction in surplus for the New Zealand operations was partly offset by the contribution from the Australian operations.

Revenue

==========================================================================================================
Total Operating Revenue                     Half year                              Second quarter
                                  1999       2000         Change            1999       2000       Change
                                  NZ$m        NZ$m          %               NZ$m       NZ$m         %
----------------------------------------------------------------------------------------------------------
New Zealand                          1,783      1,824          2.3              896        905         1.0

Australia                               97        849           NM               97        477          NM
                             -------------------------------------      ----------------------------------

Total Group                          1,880      2,673         42.2              993      1,382        39.2

NM = Not a meaningful comparison
==========================================================================================================

Revenue rose by 42.2% in the half year to 31 December 2000 and by 39.2% in Q2 2000-01 compared with the same periods last year.

Revenue growth in New Zealand reflected growth in data, internet, calling and other operating revenues. Revenue growth in Australia for the current period was impacted by the consolidation of AAPT's revenue for the entire half-year.
In the comparable period, AAPT's revenue was consolidated for one month from 1 December 1999. The tables that follow for AAPT show AAPT's revenue (in Australian dollars ("A$")) and volumes for the full six months ended 31 December 1999 so that meaningful comparisons can be made.

Local Service revenue

=========================================================================================================
                                            Half year                              Second quarter
                                  1999        2000        Change            1999       2000       Change
                                  NZ$m        NZ$m          %               NZ$m       NZ$m         %
----------------------------------------------------------------------------------------------------------
New Zealand                            530        522         (1.5)             264        261        (1.1)

Australia                                1         13           NM                1          8          NM
                             -------------------------------------      ----------------------------------

Total Group                            531        535          0.8              265        269         1.5

NM = Not a meaningful comparison
==========================================================================================================

New Zealand

===================================================================================================================
                                                    Half year                               Second quarter
                                         1999          2000        Change             1999       2000      Change
                                         NZ$m          NZ$m           %               NZ$m       NZ$m         %
-------------------------------------------------------------------------------------------------------------------
Business & residential access
- Revenue ($m)                             425         419          (1.4)              212         210      (0.9)

- Access lines residential (000s)        1,338       1,350           0.9
- Access lines business (000s)             338         322          (4.7)
- Centrex lines (000s)                      76          77           1.3

Local calls *
- Revenue ($m)                              68          64          (5.9)               33          31      (6.1)
- Call minutes (m)                       1,702       1,685          (1.0)              835         822      (1.6)

Smartphone/messaging
- Revenue ($m)                              37          39           5.4                19          20       5.3

*  Includes business local calls, residential calls under NZ20 cents local calling option and Centrex and VPN local calls.
===================================================================================================================

The decrease in access revenue of NZ$6 million, or 1.4%, for the half year, and NZ$2 million, or 0.9% for the second quarter, was largely due to a reduction in business rental reflecting a 4.7% reduction in the number of business lines.

Local service revenue and access line growth have been affected by the entry of Saturn Communications (now Telstra Saturn Limited) into the local service market, the migration of local access to ISDN services and increased use of cellular phones. Telecom has introduced a lower price offer to residential customers in Wellington and Christchurch, which will be effective from March 2001.

Australia

===============================================================================================================
                                               Half year                               Second quarter
AAPT                             1999*           2000       Change             1999*         2000      Change
                                  A$m             A$m         %                 A$m          A$m         %
---------------------------------------------------------------------------------------------------------------
Local service
- Revenue (A$m)                     3              9         200.0                 2            5        150.0
- Call minutes (m)                 62            216         248.4                33          120        263.6
- Average price (cents)           5.3            4.1         (22.6)              5.4          4.1        (24.1)

* For comparison purposes, 1999 figures are for the full six months and second quarter.
=====================================================================================================================

AAPT's local service revenue, which includes all switched local revenue, grew by 200% to A$9 million for the half year and by 150% to A$5 million for the second quarter compared with the previous corresponding periods. This revenue growth was driven by increased local calling volumes over the periods, which resulted from continued and successful penetration of the business and corporate market in Australia.

National revenue

================================================================================
                                           Half year           Second quarter
                                      1999  2000  Change     1999  2000  Change
                                      NZ$m  NZ$m     %       NZ$m  NZ$m     %
--------------------------------------------------------------------------------

New Zealand                            352  357      1.4      179   178    (0.6)

Australia                               29  236       NM       29   121      NM
                                   ---------------------     -------------------

Total Group                            381  593     55.6      208   299    43.8

NM = Not a meaningful comparison
================================================================================

New Zealand

================================================================================
                                          Half year            Second quarter
                                     1999   2000  Change    1999   2000  Change
                                     NZ$m   NZ$m     %      NZ$m   NZ$m     %
--------------------------------------------------------------------------------
National calls
 - Revenue ($m)                       154    141    (8.4)     77     70    (9.1)
 - Call minutes (m)                 1,087  1,184     8.9     549    590     7.5
 - Average price (cents)             14.2   11.9   (16.2)   14.0   11.9   (15.0)

Calls to cellular networks
 Revenue ($m)                         132    149    12.9      69     76    10.1
 Interconnect cost ($m)               (33)   (38)   15.2     (17)   (19)   11.8
                                ------------------------    --------------------
 Gross margin ($m)                     99    111    12.1      52     57     9.6

 - Call minutes (m)                   273    314    15.0     144    160    11.1
 - Average price (cents)             48.4   47.5    (1.9)   47.9   47.5    (0.8)

National 0800
 - Revenue ($m)                        59     62     5.1      29     30     3.4
 - Call minutes (m)                   331    364    10.0     167    178     6.6
 - Average price (cents)             17.8   17.0    (4.5)   17.4   16.9    (2.9)
================================================================================

National calls revenue decreased by 8.4% for the half year and 9.1% for the quarter compared with the same periods last year, largely as a result of a decline in the average price per call minute, reflecting various capped specials and rate reductions.

Fixed line to cellular revenue increased by 12.9% for the half year and 10.1% for the quarter compared with the same periods last year reflecting increased use of mobile phones. The average price per minute for fixed line to cellular calls declined by 1.9% for the half year and 0.8% for the quarter compared with the same periods last year.

The growth in fixed line to cellular revenue was partly offset by an increase in the cost of interconnecting with other cellular carriers (see "Cost of Sales"). The fixed line to cellular margin increased by 12.1% for the half year and 9.6% for the quarter compared with the same periods last year.

Australia

================================================================================
                                         Half year            Second quarter
AAPT                                1999*  2000  Change    1999*  2000  Change
                                     A$m    A$m     %       A$m    A$m     %
--------------------------------------------------------------------------------

National
 - National call revenue ($m)         84     96    14.3      43     49    14.0
 - Calls to cellular network
    revenue ($m)                      36     85   136.1      28     44    57.1
                                   ---------------------------------------------
Total National revenue               120    181    50.8      71     93    31.0

 Total call minutes (m)              595    915    53.8     341    465    36.4

* For comparison purposes, 1999 figures are for the full six months and second quarter.

================================================================================

AAPT's National revenue grew by 50.8% to A$181 million for the half-year and by 31.0% to A$93 million for the quarter and continues to be a key revenue driver for AAPT.


A key feature of this growth was the volume of calls to cellular networks, which grew by 153.4% in the half year and 74.3% in the second quarter. This calling volume growth has been both organic and as a result of the introduction in Australia of preselection for fixed line to cellular networks in September 1999.

International revenue

================================================================================
                                           Half year           Second quarter
                                      1999  2000  Change     1999  2000  Change
                                      NZ$m  NZ$m     %       NZ$m  NZ$m     %
--------------------------------------------------------------------------------
New Zealand                            196   203     3.6      104   104       -

Australia                               17    92      NM       17    46      NM
                             -----------------------------  --------------------

Total Group                            213   295    38.5      121   150    24.0

NM = Not a meaningful comparison
================================================================================

 New Zealand

================================================================================
                                           Half year           Second quarter
                                      1999  2000  Change     1999  2000  Change
                                      NZ$m  NZ$m     %       NZ$m  NZ$m     %
-------------------------------------------------------------------------------

Outward calls
 - Revenue ($m)                        103    99    (3.9)      51    50    (2.0)
 - Call minutes (m)                    278   332    19.4      139   170    22.3
 - Average price (cents)              37.1  29.8   (19.7)    36.7  29.4   (19.9)
Inward calls
 - Revenue ($m)                         74    85    14.9       42    43     2.4
 - Call minutes (m)                    214   235     9.8      117   126     7.7
 - Average price (cents)              34.6  36.2     4.6     35.9  34.1    (5.0)
================================================================================

================================================================================
International Margin                       Half year           Second quarter
                                      1999  2000  Change     1999  2000  Change
                                      NZ$m  NZ$m     %       NZ$m  NZ$m     %
--------------------------------------------------------------------------------

International outwards revenue         103    99    (3.9)      51    50    (2.0)
International inwards revenue           74    85    14.9       42    43     2.4
International outpayment               (79)  (99)   25.3      (45)  (48)    6.7
                                      ------------------------------------------

Net international margin before         98    85   (13.3)      48    45    (6.3)
transits

================================================================================

The net margin received from Telecom's international business, excluding the transit call margin (outward and inward call revenue less the international outpayment), decreased by 13.3% for the half year and by 6.3% for the quarter compared with the same periods last year. The increase in inward call revenue was more than offset by an increase in the international outpayment included in cost of sales.

Growth in outward call minutes was more than offset by the effect of price specials offered to New Zealand customers and significant price reductions over the past year.

Inward call revenue increased by NZ$11 million, or 14.9 % for the half year and by NZ$1 million, or 2.4%, for the quarter compared with the same periods last year. This is largely the result of an increase in the number of inward call minutes by 9.8% and 7.7% respectively, partly off set in the quarter by a reduction in the average price per minute.

================================================================================
                                    Half year                Second quarter
                           1999       2000     Change    1999    2000     Change
                           NZ$m       NZ$m       %       NZ$m    NZ$m       %
--------------------------------------------------------------------------------
New Age Transits
- Margin ($m)                16         20      25.0        9      11       22.2
- Call minutes (m)          241        312      29.5      134     160       19.4
- Average margin (cents)    6.6        6.4      (3.0)     6.7     6.8        1.5
================================================================================

The new age transits call margin (revenue net of outpayments) increased due to higher volumes partly offset by lower average margins per call minute in the half year. The increased volumes from the transit business are attributable to the utilisation of a variety of outward routing options and to new transit traffic through Telecom's points of presence ("POPs") in the US, Japan, Australia and the UK.

Australia

================================================================================
                                    Half year                Second quarter
AAPT                       1999*      2000     Change   1999*    2000     Change
                            A$m       A$m        %       A$m      A$m        %
--------------------------------------------------------------------------------
International revenue
- Revenue ($m)               84         80      (4.8)      43      41      (4.6)
- Call minutes (m)          255        304      19.2      143     153       7.0
- Average price (cents)    37.4       29.4     (21.4)    28.6    28.3      (1.0)

* For comparison purposes, 1999 figures are for the full six months and second quarter.
================================================================================

Growth of 19.2% in call minutes for the half-year compared to the previous half year, reflected the volume stimulation from customers taking up the bundled residential telephony product.

While these volumes grew, continued pricing pressure on this product area resulted in a 4.8% decrease in revenue for the half year and a 4.6% decrease for the quarter compared to the previous corresponding periods.

Interconnection revenue

================================================================================
                                   Half year                 Second quarter
                           1999       2000     Change    1999    2000     Change
                           NZ$m       NZ$m       %       NZ$m    NZ$m       %
--------------------------------------------------------------------------------
New Zealand                  42         37     (11.9)      23      20     (13.0)

Australia                     -          6         -        -       3         -
                           -------------------------     -----------------------

Total Group                  42         43       2.4       23      23         -
================================================================================

New Zealand

Interconnection revenue decreased by NZ$5 million, or 11.9%, for the half year and decreased by NZ$3 million, or 13% for the quarter.

Australia

AAPT's interconnection revenue increased by 490.3% to A$5 million for the half year and by 585.0% to A$3 million for the quarter compared to previous corresponding periods as AAPT utilised its own access infrastructure to originate and terminate local traffic. This strong revenue growth was driven by the significant increase in call minutes in the business and wholesale markets, reflecting AAPT's successful penetration of these markets.

Cellular and Other Mobile Services revenue

==============================================================================================
                                              Half year                   Second quarter
                                      1999       2000     Change      1999    2000     Change
                                      NZ$m       NZ$m       %         NZ$m    NZ$m       %
----------------------------------------------------------------------------------------------
New Zealand                            277        274      (1.1)       141     140       (0.7)

Australia                               24        160        NM         24      86         NM
                                      ----------------------------     -----------------------
Total Group                            301        434      44.2        165     226       37.0

NM = Not a meaningful comparison
==============================================================================================

New Zealand

==============================================================================================
                                              Half year                   Second quarter
                                      1999       2000     Change      1999    2000     Change
                                      NZ$m       NZ$m       %         NZ$m    NZ$m       %
----------------------------------------------------------------------------------------------
Cellular and Other Mobile
Total mobile revenue ($m)              277        274      (1.1)       141     140       (0.7)
Mobile cost of sales ($m)              (74)       (88)     18.9        (40)    (45)      12.5
                                -------------------------------        -----------------------
Mobile gross margin ($m)               203        186      (8.4)       101      95       (5.9)

Cellular
Cellular revenue ($m)                  263        257      (2.3)       134     131       (2.2)
Call minutes (m)                       514        584      13.6        271     303       11.8

Connections at period end (000s)
 - Postpaid                            481        500       4.0
 - Prepaid                             377        651      72.7
                                -------------------------------
 - Total                               858      1,151      34.1

Average revenue per customer
 - Postpaid ($ per month)             79.0       75.1      (4.9)      79.2    75.2       (5.1)
 - Prepaid ($ per month)              12.9        8.9     (31.0)      12.1     9.1      (24.8)
 - Total ($ per month)                55.1       39.6     (28.1)      52.3    39.4      (24.7)
==============================================================================================

Telecom had 1,151,000 cellular connections in New Zealand at 31 December 2000 compared with 858,000 at 31 December 1999, an increase of 34.1%. The net increase in total connections during the half year of 171,000 included an increase in postpaid connections of 32,000 as new pricing plans for postpaid customers, including free minutes and additional services, have attracted large numbers of customers.

Prepaid service has continued to be popular with consumers. The total number of prepaid customers, including third party connections, at 31 December 2000 was 651,000, approximately 56.6% of total connections.

The total number of cellular connections in New Zealand, including Vodafone New Zealand's ("Vodafone") connections, represents approximately 50% of the New Zealand population.

Mobile revenue and the mobile gross margin, set out in the table above, do not include revenue from fixed line to cellular calls terminating on Telecom's cellular network. These calls are included as part of National revenue.

Mobile cost of sales increased by 18.9% for the half year and 12.5% for the quarter, reflecting the significant growth in the number of cellular connections over the past year. Special promotions to attract new connections and encourage existing customers to upgrade their mobile phones contributed to the increase in mobile cost of sales.

Average revenue per cellular customer decreased by approximately 28% and 25% for the half year and quarter respectively, reflecting the higher proportion of prepaid connections. Average revenue per prepaid connection is lower than revenue per postpaid connection.

Australia


================================================================================
                                    Half year                Second quarter
AAPT                      1999*       2000     Change   1999*    2000     Change
                           A$m        A$m        %       A$m      A$m        %
--------------------------------------------------------------------------------
Cellular
Cellular revenue ($m)      106        123       16.0      56       66      17.9
Customers (000s)           192        228       18.8     192      228      18.8

* For comparison purposes, 1999 figures are for the full six months and second quarter.
================================================================================

Despite an increasingly competitive environment in Australia, particularly with the development of prepaid products, AAPT's cellular revenue grew by 16.0% to A$123 million for the half year and by 17.9% to A$66 million for the quarter compared to the previous corresponding periods. AAPT's customer base increased by 18.8% to a total of 228,000 cellular customers compared to the corresponding period last year.

Internet revenue

===============================================================================================================
                                                 Half year                            Second quarter
                                       1999        2000       Change            1999       2000      Change
                                       NZ$m        NZ$m         %               NZ$m       NZ$m        %
---------------------------------------------------------------------------------------------------------------
New Zealand                             32         37         15.6               17         19        11.8

Australia                                4         42           NM                4         22          NM
                                    ------------------------------          ------------------------------
Total Group                             36         79        119.4               21         41        95.2

NM = Not a meaningful comparison
===============================================================================================================

New Zealand

========================================================================================================================
                                                    Half year                                Second quarter
                                          1999        2000         Change             1999        2000       Change
                                          NZ$m        NZ$m           %                NZ$m        NZ$m         %
------------------------------------------------------------------------------------------------------------------------
Internet revenue ($m)                       32          37          15.6                17          19         11.8

Xtra registered customers (000s)           246         331          34.6

Xtra dial-up hours (m)                    19.6        33.1          68.9              10.7        17.4         62.6
Average hours per active                  17.7        23.1          30.5              18.6        23.6         26.9
 customer (per month)
===================================================================================================================

Internet revenue in New Zealand increased by NZ$5 million, or 15.6%, for the half year and by NZ$2 million, or 11.8%, for the quarter. This half year, and particularly the second quarter, was impacted by the emergence of the free Internet Service Provider ("ISP") model. Early calendar 2001 has seen most free ISPs stop acquiring new subscribers or revert to a paying model.


Telecom's Internet service provider "Xtra" had approximately 331,000 registered customers at 31 December 2000, compared with 246,000 at 31 December 1999, an increase of 34.6%. Of the registered customers, approximately 76% were active during the last month of the quarter.


Australia

=========================================================================================================================
                                                     Half year                                 Second quarter
AAPT                                      1999*        2000        Change              1999*        2000       Change
                                           A$m          A$m           %                 A$m          A$m          %
-------------------------------------------------------------------------------------------------------------------------
Internet revenue ($m)                       19           32          68.4                10           18         80.0
e-commerce revenue ($m)                      6            9          50.0                 4            4            -
                                    -------------------------------------      --------------------------------------
Total internet and e-commerce               25           41          64.0                14           22         57.1

Customers (000's)                           44           75          70.5

* For comparison purposes, 1999 figures are for the full six months and second quarter.
=========================================================================================================================

Connect.com.au ("Connect"), AAPT's Internet and e-commerce business delivered a 64.0% increase in revenue for the half year and a 57.1% increase for the quarter, compared to the previous corresponding periods.


Data revenue

===============================================================================================================
                                               Half year                             Second quarter
                                      1999       2000       Change             1999       2000      Change
                                      NZ$m       NZ$m          %               NZ$m       NZ$m         %
---------------------------------------------------------------------------------------------------------------
New Zealand                            177        202         14.1               89        102        14.6

Australia                               11         83           NM               11         53          NM
                                  --------------------------------        -------------------------------------
Total Group                            188        285         51.6              100        155        55.0

NM = Not a meaningful comparison
===============================================================================================================


New Zealand

========================================================================================================================
                                                    Half year                                Second quarter
                                           1999       2000         Change              1999       2000        Change
                                           NZ$m       NZ$m            %                NZ$m       NZ$m           %
------------------------------------------------------------------------------------------------------------------------
ISDN revenue ($m)                           37          42          13.5                19          21         10.5
ISDN channels  (000s)                       68          73           7.4

Jetstream connections (000s)                 1          10            NM                 1          10           NM

New World revenue* ($m)                     44          66          50.0                21          35         66.7
Old World revenue* ($m)                     96          94          (2.1)               49          46         (6.1)

* Excludes ISDN revenue
NM = Not a meaningful comparison
========================================================================================================================

Data revenue in New Zealand increased by NZ$25 million, or 14.1%, for the half year and by NZ$13 million, or 14.6%, for the quarter. This growth was driven by demand for increased bandwidth to support business networking.


ISDN revenue increased by 13.5% for the half year and by 10.5% for Q2 2000-01. The increase in ISDN revenue partly reflected migration from basic access services. The number of ISDN channels at 31 December 2000 increased by 7.4% from 31 December 1999.

New World revenue (which includes ADSL, LanLink and frame relay) increased by 50.0% for the half year and 66.7% for the quarter, reflecting the migration of customers to higher bandwidth and lower cost platforms. New World revenue comprised approximately 43% of data revenue (excluding ISDN) in Q2 2000-01 compared with approximately 30% in Q2 1999-2000.


Australia

====================================================================================================================
                                                    Half year                            Second quarter
AAPT                                      1999        2000     Change             1999        2000         Change
                                           A$m         A$m       %                 A$m         A$m           %
--------------------------------------------------------------------------------------------------------------------
Data services revenue ($m)                 28          35       25.0               15          20           33.3

* For comparison purposes, 1999 figures are for the full six months and second quarter.
====================================================================================================================

AAPT's data services revenue grew by 25.0% to A$35 million and by 33.3% to A$20 million for the half year and quarter to 31 December 2000, respectively.

This revenue increase was largely driven by a continued expansion of the AAPT owned VicOne network and continued penetration in the corporate and government markets.

Telecom also earned data revenue of A$19 million for the half year and A$15 million for the second quarter from the provision of data services to the Commonwealth Bank of Australia (see "Other Matters").

Directories revenue

Directories revenue is earned in New Zealand only. Total directories revenue increased by NZ$7 million, or 8.1%, for the half year and NZ$3 million, or 8.8%, for the quarter compared with the same periods last year.

Revenue from regional directories increased by approximately 8% for the half year and quarter as a result of tariff and volume growth in both The Telephone Book and YELLOW PAGES(R) products.

Equipment revenue

Equipment revenue is earned in New Zealand only. Equipment revenue decreased by NZ$14 million, or 30.4%, for the half year and NZ$7 million, or 31.8% for the quarter, largely as a result of a reduction in equipment sales as Telecom continues to de-emphasise its equipment sales business. The impact on earnings of this decrease in revenue was largely offset by a reduction in equipment cost of sales.

Miscellaneous Other Services revenue


================================================================================
                                      Half year                 Second quarter
                                 1999   2000   Change     1999    2000   Change
                                 NZ$m   NZ$m     %        NZ$m    NZ$m      %
--------------------------------------------------------------------------------
New Zealand                       20     43    115.0       10      17     70.0

Australia                         11    209       NM       11     131       NM
                                ---------------------    ---------------------

Total Group                       31    252       NM       21     148       NM

NM = Not a meaningful comparison
================================================================================

New Zealand


Miscellaneous revenue for New Zealand increased by NZ$23 million, or 115.0%, for the half year and NZ$7 million or 70% for the quarter. Revenue in for the half year includes a gain of NZ$20 million recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross-border finance lease in the first quarter of 2000-01.


Australia


Miscellaneous revenue for AAPT increased by 120.3% to A$152 million for the half year and by 167.6% to A$91 million for the quarter. This revenue is derived largely from resale services.


AAPT relaunched a bundled residential telephony product incorporating local and long distance under the banner of Full Service in late 1999. The successful takeup of this product resulted in a 131.6% increase in resale services for the half year and a 169.9% increase for the quarter compared to the previous corresponding periods.


Other revenue also included Satellite revenue, which decreased by 99.9% for the half year as a result of the sale of AAPT's Satellite business in March 2000, and an amount for settlement of a claim against AAPT's previous LMDS supplier, SpectraPoint, for failure to develop and deliver equipment.

Operating Expenses


================================================================================
Total Operating Expenses                 Half year            Second quarter
                                   1999   2000   Change     1999  2000  Change
                                   NZ$m   NZ$m     %        NZ$m  NZ$m    %
================================================================================

New Zealand                       1,068  1,146    7.3       546   569    4.2

Australia                            92    824     NM        92   467     NM

Goodwill amortised on
 consolidation of AAPT                5     43     NM         5    29     NM

                                 -----------------------  --------------------

Total Group                       1,165  2,013   72.8       643 1,065   65.6

NM = Not a meaningful comparison
================================================================================

Total operating expenses in New Zealand increased by NZ$78 million, or 7.3%, for the half year and by NZ$23 million, or 4.2%, for the quarter. The increase was largely due to higher cost of sales and other operating expenses. If cost of sales were excluded, expenses would have increased by 5.2% for the half year and 4.3% for the quarter. The increase in expenses excluding cost of sales reflects increases in the costs associated with the growth areas such as Xtra, esolutions and the international points of presence.


Expense growth in Australia for the current period was impacted by the consolidation of AAPT's expenses for the entire half-year. In the comparable period, AAPT's expenses were consolidated for one month from 1 December 1999.


Labour

================================================================================
                                           Half year           Second quarter
                                      1999  2000  Change    1999  2000  Change
                                      NZ$m  NZ$m    %       NZ$m  NZ$m    %
--------------------------------------------------------------------------------
New Zealand                           210   191   (9.0)      97    94    (3.1)

Australia                              10    75     NM       10    42      NM
                                    -------------------- -----------------------
Total Group                           220   266   20.9      107   136    27.1

NM = Not a meaningful comparison
================================================================================

================================================================================
                                    Personnel Numbers
                                                          Variation to December
                                                                   2000
                             ---------------------------------------------------
                              December   June   December    December    June
                                1999     2000     2000       1999       2000
                             ---------------------------------------------------

New Zealand                      6,906    5,717    5,461    (1,445)     (256)
Australia                        1,274    1,507    1,826       552       319
                             ---------------------------------------------------

Total                            8,180    7,224    7,287      (893)       63
                             ---------------------------------------------------
================================================================================

New Zealand

The decrease in labour costs of NZ$19 million, or 9.0%, for the half year and NZ$3 million, or 3.1%, for the quarter largely reflects the outsourcing of information services to EDS effective from 1 September 1999 and the sale of ConnecTel effective from 1 June 2000. The costs of outsourcing are included in "Other Operating Expenses". These reductions were partly offset by salary increases arising from Telecom's annual salary review process.


The reduction of 1,445 in personnel numbers between 31 December 1999 and 31 December 2000 largely reflects the impact of the sale of ConnecTel.


Australia


Labour costs for AAPT increased by 17.4% to A$51 million for the half year and by 13.6% to A$25 million for the quarter.


Staff related costs increased as a result of the acquisition of Commerce Solutions (formerly AT&T Easylink) in the second half of the 1999-2000 financial year, and the recruitment of additional staff to manage AAPT's customer and volume growth. Industry wide salary pressure is also a feature of the highly competitive labour market for experienced telecommunications personnel and this continues to impact on AAPT's staff related costs.


Depreciation

================================================================================

                                            Half year          Second quarter
                                      1999  2000  Change     1999  2000  Change
                                      NZ$m  NZ$m    %        NZ$m  NZ$m     %
--------------------------------------------------------------------------------

New Zealand                           276   274   (0.7)      139   137    (1.4)

Australia                               4    26     NM         4    15      NM
                                  ----------------------- ----------------------

Total Group                           280   300    7.1       143   152     6.3

NM = Not a meaningful comparison
===============================================================================

New Zealand


Depreciation expense decreased by NZ$2 million, or 0.7%, for the half year and NZ$2 million, or 1.4%, for the quarter. The decrease reflects the sale of Connectel effective from 1 June 2000.

Australia

AAPT's depreciation expense grew by 25.8% to A$20 million for the half year and by 33.4% to A$11 million for the quarter. This increase included the depreciation of AAPT's recently acquired infrastructure assets, CBD fibre, Southern Cross capacity and a backbone network.

Cost of Sales

============================================================================================================
                                                Half year                             Second quarter
                                      1999        2000       Change             1999       2000      Change
                                      NZ$m        NZ$m          %               NZ$m       NZ$m         %
 ------------------------------------------------------------------------------------------------------------
New Zealand                            282        319         13.1              147        153         4.1
Australia                               65        605           NM               65        342          NM
                                   -------------------------------      ------------------------------------
Total Group                            347        924        166.3              212        495       133.5
NM = Not a meaningful comparison
============================================================================================================

New Zealand

Cost of sales increased by NZ$37 million, or 13.1%, for the half year and NZ$6 million, or 4.1%, for the quarter. This increase was largely due to higher mobile and interconnect cost of sales.

Mobile cost of sales increased by NZ$14 million, or 18.9%, for the half year and by NZ$5 million, or 12.5%, for the quarter (see "Cellular and Other Mobile Services").

While the high rate of cellular connection growth is having a negative impact on short-term earnings performance due to the immediate write-off of cellular acquisition costs, Telecom believes significant value accretion will accrue from its recent high number of customer acquisitions. Recent valuations of cellular companies suggest that the value per customer is many times the cost Telecom is incurring to acquire them.

Most Australasian telecommunications companies have adopted the accounting policy of capitalising cellular acquisition costs and amortising them over the life of the underlying contracts. Telecom has considered adopting this policy but has decided against it at this time. Had Telecom adopted this policy effective from 1 July 2000, mobile cost of sales would have been lower by approximately NZ$30 million in the half year and by approximately NZ$11 million for the quarter.

Interconnect expense increased by NZ$21 million, or 45.9%, for the half year and by NZ$11 million, or 47.6%, for the quarter reflecting increased volumes including the growth in calls from Telecom's fixed line network to Vodafone's cellular network.

International cost of sales for outbound calls increased by NZ$20 million, or 25.3%, for half year and NZ$3 million, or 6.7% for the quarter reflecting growth in outward call volumes (see "International").

Australia

AAPT's cost of sales increased by 46.0% to A$440 million for the half year and by 48.8% to A$238 million for the second quarter. This increase was largely due to the successful takeup of the Smartchat's bundled residential telephony product, which includes the resale of Telstra's local call service at negligible margins. The cost of these services has been the subject of a dispute between AAPT and Telstra since March 2000. The Australian Competition and Consumer Commission (ACCC) is arbitrating this dispute.

Cost of sales in Australia also included costs associated with the outsourcing contract with CBA.

Other Operating Expenses

============================================================================================================
                                              Half year                              Second quarter
                                      1999       2000       Change             1999       2000      Change
                                      NZ$m        NZ$m         %               NZ$m       NZ$m         %
------------------------------------------------------------------------------------------------------------
New Zealand                            300        362         20.7              163        185        13.5

Australia                               13        118          NM                13         68         NM

Goodwill amortised on
consolidation of AAPT                    5         43          NM                 5         29         NM
                             -------------------------------------      ------------------------------------
Total Group                            318        523         64.5              181        282        55.8
NM = Not a meaningful comparison
============================================================================================================

Other operating expenses include occupancy, advertising, computer costs, bad debts, vehicle costs, office expenses, postage and agency, outsourcing costs and certain direct costs.

New Zealand

Other operating expenses increased by NZ$62 million, or 20.7%, for the half year and NZ$22 million, or 13.5%, for the quarter. This largely reflected an increase in outsourcing costs, primarily as a result of the outsourcing of information services to EDS effective from 1 September 1999 and the sale of ConnecTel effective from 1 June 2000. The outsourcing has resulted in a reduction in labour costs (see "Labour").

Australia

AAPT's other operating expenses increased by 63.2% to A$91 million for the half year and by 77.7% to A$49 million for the second quarter. These increases reflect the increase in volume of AAPT's business.

AAPT incurred larger than expected outside services costs due to the substantial customer support required for the success of Smartchat's bundled residential telephony product and the subsequent development of a new call centre in Bendigo, Victoria. These costs will decline over the next half-year as the new Bendigo call centre is staffed.

Also, contributing to this increase in Outside Services were costs relating to continuing arbitration and efforts made by AAPT to drive further competition in the Australian Telecommunications Industry.

Net Interest Expense and Taxation

Net interest expense increased by NZ$69 million, or 103.0%, for the half year and NZ$34 million, or 87.2%, for the quarter compared with the same periods last year. The increases in net interest expense were largely due to funding the AAPT investment which accounted for NZ$56 million and NZ$27 million of the increase for the half year and second quarter respectively, and consolidation of AAPT's own interest costs.

Income tax expense decreased by NZ$29 million, or 13.6%, for the half year and NZ$13 million, or 12.6%, for the quarter compared with the same periods last year. The effective tax rates for the half year and quarter were 35.1% and 36.9% respectively compared with 32.9% and 33.1% for the same periods last year and statutory rates of 33% for New Zealand and 34% for Australia. The effective tax rates are higher in the current year as the amortisation of goodwill on consolidation of AAPT is non-deductible.

Associate Company Profit/(Loss)

The Telecom group result for the half year includes equity accounted losses from Telecom's investment in Southern Cross and AAPT's investment in AOL Australia ("AOLA"). AOLA losses recorded in the six months to 31 December 2000 have reduced the carrying value of AAPT's investment in AOLA to nil.

Capital Expenditure

===============================================================================
                                                          Half year
                                               1999         2000        Change
                                               NZ$m         NZ$m           %
-------------------------------------------------------------------------------
New Zealand                                     326          376         15.3

Australia                                        10          294           NM
                                         -------------------------------------
Total Group                                     336          670         99.4
NM = Not a meaningful comparison
===============================================================================

New Zealand

Capital expenditure for the half year amounted to NZ$376 million, an increase of NZ$50 million, or 15.3%, compared with the same period last year.

In New Zealand, Telecom currently expects to spend approximately NZ$900 million on capital expenditure in the 12 months to 30 June 2001. This includes expected CDMA capital expenditure, purchases of capacity from Southern Cross Cables Limited (approximately NZ$125 million) and the acquisition of spectrum from the New Zealand Government (between NZ$40 million - NZ$50 million, including related capital expenditure).

Australia

AAPT's capital expenditure for the half-year was A$213 million. This included expenditures for the CDMA, LMDS and CBD fibre networks as well as a payment for the Optus backbone and Southern Cross capacity.

In Australia, Telecom currently expects to spend approximately A$500 million on capital expenditure in the 12 months to 30 June 2001. This includes both AAPT's capital expenditure and capital expenditure associated with the outsourcing contract with CBA.

LIQUIDITY AND CAPITAL RESOURCES

Telecom believes it has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

Net cash flows from operating activities for the half year were NZ$671 million, a decrease of NZ$31 million compared with the same period last year.

Net cash flows used in investing activities were NZ$1,382 million, a decrease of NZ$362 million compared with the same period last year. This decrease largely reflects the higher acquisition of shares in AAPT in 1999 compared with the current period partially offset by an increase in cash applied to the purchase of fixed assets.

Net cash from financing activities amounted to NZ$759 million, compared with NZ$1,079 million in the half year to 31 December 1999. The decrease is largely due to a decrease in net proceeds from short-term and long-term debt. There were higher debt proceeds in the six months to 31 December 1999 to fund the AAPT acquisition.

The net debt to net debt plus capital funds ratio was 67.4% at 31 December 2000, compared with 62.4% at 30 June 2000. In calculating this ratio, net debt is deemed to consist of total long and short-term debt, net of cash and short-term investments and a term deposit of NZ$28 million. Capital funds include shareholders' funds, capital notes (TeleNotes and Restricted Capital Securities) and minority interests.

Cash and short-term investments were NZ$741 million at 31 December 2000 compared with NZ$698 million at 30 June 2000. As at 31 December 2000 Telecom had available unutilised committed facilities of NZ$1,020 million and US$400 million, as well as substantial uncommitted other borrowing capacity.

As at 31 December 2000 total interest-bearing long-term and short-term liabilities amounted to NZ$5,457 million, compared with NZ$4,323 million at 30 June 1999. Capital notes totalled NZ$944 million at 31 December 2000.

ECONOMIC TRENDS

Telecom's operations are significantly affected by the state of the New Zealand and Australian economies.

In New Zealand, gross domestic product ("GDP") grew in real terms by 4.5% for the year ended September 2000. A New Zealand Institute of Economic Research ("NZIER") consensus of forecasts indicates a decline in GDP growth, with a rate of 3.4% for the year to March 2002. This outlook includes a sustained rise in export revenue and growth in domestic consumption and investment. The consumers price index rose 4% in the year ended December 2000, with the NZIER consensus forecast indicating a decline in annual inflation rates to under 3% over the next two years. Unemployment was 5.6% in the December 2000 quarter. New Zealand's population is 3.8 million people.

In Australia, the official measure of economic growth rose 4.2% in the year ended September 2000, with forecasts generally indicating a reduction in annual growth rates to between 3.5% - 4.0% during 2001. The Australian consumer price index rose 6.3% in the year to December 2000, with inflation widely expected to decline during 2001 once the impact of introducing a new goods and services tax has passed. The official unemployment rate was 6.6% in December. Australia's population is 19 million people.


COMPETITIVE ENVIRONMENT

New Zealand has highly competitive markets in telecommunications, governed by the Telecommunications Act 1987 and the Commerce Act 1986. Substantial network operators including Vodafone, Telstra Saturn and Clear Communications, a subsidiary of British Telecom, provide services in competition with Telecom.

Telecom has extensive interconnection arrangements with 10 other operators in New Zealand, covering international services, and national and international voice services, as well as data, Internet, cellular and trunked mobile services. These arrangements include comprehensive agreements reached with Clear and Telstra Saturn in October and July 2000 respectively. Six of the operators interconnecting with Telecom have the ability to offer local services. In each case there is a number portability agreement in place, enabling those competitors to provide customers with the option of changing between local service providers without the need to change numbers.

In addition, there are numerous other companies that provide calling services from overseas or by re-selling services from network operators in New Zealand. As at 31 December 2000, there were more than 80 Internet service providers operating in competition with Telecom's Xtra service. Telecom also faces competition in leased line, paging, directories services and in the supply, installation and maintenance of customer premises equipment.

Following a major inquiry into telecommunications regulation in New Zealand, the Government announced a new policy framework in December 2000. This framework confirms the importance of maximising competition in telecommunications markets while proposing to designate certain services that Telecom will be obliged to provide. These services include interconnection, wholesaling of Telecom's retail services, and number portability.

The framework includes a new Telecommunications Commissioner to be located within the Commerce Commission, with responsibilities for determining prices and terms and conditions on designated services where there is no agreement between the service providers, and oversight of regulations in the sector. While a change from the status quo, the framework, in the main, formally requires Telecom to provide services that it would ordinarily provide on the basis of commercial negotiation. In addition, the framework provides a process for the designation of any future services. The framework does not require further levels of wholesaling such as local loop unbundling. Accordingly, Telecom does not expect substantial changes in the competitive environment or in the level of investment being made in new technologies and services.

Legislation to enact the new policy framework is due to be introduced in the New Zealand Parliament in 2001. Consistent with the new policy, the Government and Telecom have agreed new Kiwi Share Obligations ("KSO") which continue and update arrangements first entered into in 1990. Under the updated KSO, Telecom will extend its option of free local calling to cover data local calls. This includes a commitment to providing Internet access at a minimum data speed of 9.6 kbps to 99% of residential lines (and 14.4 kbps for 95%) through a programme of rural network investment over a two-year period from the passing of the legislation (expected in mid-late 2001). The Government has accepted the need for losses arising from the provision of services under the KSO to be shared equitably within the telecommunications industry. The terms of this sharing have yet to be finalised. Disclosure requirements on Telecom, imposed by regulations in 1999, have been reduced.

In September 2000, under the Telecommunications (Information Disclosure) Regulations 1999, Telecom issued a calculation of the cost of residential service subsidies under the KSO. The calculation showed a total annual cost to Telecom of NZ$167 million for providing service to subsidised customers.

LITIGATION

In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Due to the nature of the telecommunications industry, there are a number of ongoing disputes in respect of charges by telecommunications suppliers. Telecom has made an accrual for its best estimate of liabilities due to suppliers at 31 December 2000.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial conditions or results of operations.

OTHER MATTERS

Southern Cross

Southern Cross was established in October 1998 to build, own, operate and maintain a trans-Pacific fibre optic cable network (called the Southern Cross Cable Network) as well as market capacity on the cable. Telecom, Cable & Wireless Optus and MCI WorldCom are the shareholders in Southern Cross. Telecom holds a 50% equity interest.

On 15 November 2000 Southern Cross brought its 31,000 km trans-Pacific cable into service. The current network incorporates a fully protected fibre ring linking Australia, New Zealand, Fiji and Hawaii and a collapsed ring between Hawaii, Oregon and California.

Southern Cross has received all the necessary permits for its second landing on the US mainland, and the company is now preparing to lay the final 9km of inshore cable to complete its second link between Hawaii and the US West Coast. The second phase should occur in March 2001 which will enable Southern Cross to provide full restoration capability between New Zealand, Australia and the United States.

Southern Cross cable construction costs are being funded through a US$640 million external credit facility and interim funding provided by the shareholders. Telecom has committed to provide up to US$150 million as part of this interim funding and as at 31 December 2000 Telecom had advanced US$34 million (excluding accrued interest) as part of this interim funding arrangement. Southern Cross plans to refinance the external credit facility, and repay all outstanding interim funding from shareholders after the construction and testing of the second landing facility in California.

Southern Cross held its third Data Gathering Meeting ("DGM") in Hawaii in August 2000, which generated additional capacity sales of US$443 million. The company's DGMs have generated total capacity sales of around US$1.6 billion. Southern Cross recently announced plans for additional capacity upgrades to meet future capacity demands.

Based on current capacity commitments and expected revenue forecasts, it is expected that Southern Cross will repay borrowings in the first few years after completion of construction.

Subject to the outcome of the refinancing of Southern Cross, Telecom currently expects to receive a cash dividend of US$100 million from Southern Cross in the current financial year.


Telecom-AAPT Integration Progressed

During the quarter ended 31 December 2000, Telecom's wholly owned subsidiary TCNZ Australia Investments Pty Limited acquired the remaining shares in AAPT that it did not already own. 100% consolidation of AAPT's results was effective from 1 December 2000.

In order to capture synergies between Telecom and AAPT, the enlarged Telecom group will include six business units including the Australian-based units of AAPT and TCNZ Australia, the internet and Mobile businesses operating on both sides of the Tasman (each under an integrated management team), and the New Zealand-based units of Telecom Sales & Service and esolutions. The integration of Telecom and AAPT is ongoing with expansion in Australia a core strategy with current focus on the areas of Mobile and Data (including the Internet).


Telecom Interest in Cable & Wireless Optus

In December 2000, Telecom formally indicated interest in participating in the restructuring of Cable & Wireless ("CWO") in Australia. Telecom continues to explore various opportunities for expansion in the Australian market and in this context, had responded to requests from advisers to Cable & Wireless Plc and CWO.

Outsourcing Contract with the Commonwealth Bank of Australia

Telecom, in conjunction with AAPT and EDS Australia, has entered into a contract with the Commonwealth Bank of Australia ("CBA") to provide outsourced telecommunications to support CBA's online leadership position in a five year, A$500 million deal. Under the outsourcing arrangement Telecom is leading a consortium that provides CBA's telecommunication services including IP-anywhere network capability, managed network services for data, voice, video, and EFTPOS, remote access and international network services, consulting on all telecommunications requirements, and risk, security and performance management.


Suspension of CDMA Roll-out in Australia

AAPT began the rollout of a mobile network early in 2000 following AAPT's decision to contract Lucent Technologies to build and support its A$500 CDMA network. In December 2000 Telecom announced that AAPT and Lucent had agreed to a comprehensive review of the project. The roll-out has been suspended while the review is conducted. All options are being considered as part of the review and at this stage the outcome of the review is unknown.

The review and suspension followed delays in the roll-out and was to allow commercial matters to be worked through between AAPT and Lucent. These matters are still under discussion.

To date AAPT has spent in excess of A$125 million on the CDMA roll-out.


Victorian Government

AAPT owns and operates the largest secure private IP network in Australia for the Victorian Government called VicOne. In November AAPT announced its plans to invest a further A$52 million in rural and regional Victoria to expand this network. This investment, which is the largest infrastructure investment ever undertaken in rural and regional Australia, will extend the coverage of the VicOne network to over 90% of Victoria and significantly reduce the cost of broadband services to rural and regional Victoria.

Business, Corporate and Government Tenders

AAPT's Business, Corporate and Government ("BCG") division continued to expand its presence in the Australian market place by winning a number of large tenders including Woolworths, the Bendigo Community Telco Group, Exxon Mobil, Toll Industries and Bond University. In addition to winning these tenders, AAPT was selected for the NSW Government 'preferred' supplier panel during the period.


New AAPT Smartchat Call Centre Site

During the September 2000 quarter AAPT acquired a new site for its Call Centre in Bendigo, Victoria and has committed over A$6 million for the purchase and re-development of this site.

The re-development of this site has begun and is expected to be completed by February 2001. Once completed the call centre will have over 300 seats and be the major customer service and administration hub for AAPT Smartchat.


AAPT Smartchat and Ansett Australia

AAPT and Ansett Australia have joined forces to bring more benefits to their customers. As part of the partnership, which was announced in September 2000, AAPT Smartchat's 'Full Service' customers will be able to accumulate Global Rewards points in the Ansett Australia's frequent flyer program, Global Rewards.


CBD and Metropolitan Fibre

During the period AAPT continued to rollout its fibre optic network. AAPT is building this network in 6 Capital City CBD areas and it will directly connect high-volume customers to AAPT's network via a high-speed link. As at 31 December AAPT had fibred 275 buildings, of which 238 have been lit.


Local Multipoint Distribution Service (LMDS)

During the half year AAPT signed a Memorandum of Understanding (MOU) with Ericsson in relation to LMDS equipment, following the failure of SpectraPoint to develop and deliver second generation, IP-capable LMDS equipment as contracted. The Ericsson equipment is being trialed and has passed all tests to date.

AAPT's LMDS network now has coverage in CBD areas of Sydney, Melbourne, Brisbane, Canberra, Perth, Adelaide, and Geelong.

DSL

During the half year AAPT successfully completed its trial of DSL services and deployment of capability has now commenced. This DSL service will be initially targeted at corporate, business and SME customers and will complement AAPT's LMDS rollout. AAPT expects to announce details of its DSL rollout and equipment supplier in the next few weeks.


AAPT Cellular One National Store Rollout

In the last financial year AAPT's retail mobile business, AAPT Cellular One, announced that it would strengthen its distribution channels by opening a number of new retail outlets. During the half year period Cellular One opened an additional 45 stores, increasing its total number of retail stores to 248.


GLOSSARY

ADSL (Asymmetric Digital Subscribers Line) - A technology for delivering a high bit rate link to customers over ordinary copper. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

Bandwidth - Transmission capacity. The larger the bandwidth, the greater the capacity of voice, video or data that can be carried.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection - For the purposes of measuring cellular connections in this commentary, a cellular connection represents either, a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past six months (for prepaid cellular).

Centrex - The use of conventional PSTN lines and phones so that they appear to be part of a private network. Features include traditional PBX features. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

CPE (Customer Premises Equipment) - Any telecommunications equipment that resides in the customer's premises and does not constitute part of the network (e.g. telephones, fax machines, PBX's).

IP (Internet Protocol) - A principal communications protocol used in the Internet.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

LAN (Local Area Network) - A local area network is one that spans a limited geographical area (usually within one building or site) and interconnects a variety of computers and terminals, usually at very high data rates.

LanLink - A group of Telecom services that link customer LANs together via a Wide Area Network (WAN). Solutions involve a degree of customisation in each case.

LMDS (Local Multipoint Distribution System) - A wireless system for distribution of broadband services that functions in the 26 to 29 GHz band.

PBX (Private Branch Exchange) - Customer premises switch, connected to the PSTN, which operates as a private local exchange, typically providing reduced-digit dialling for internal calls.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

DSL - A reference to any of the many Digital Subscribers Line technologies, e.g. ADSL.

OVERVIEW OF SURPLUS FROM OPERATIONS


                                                                        Half year Ended                               Variation
                                                                          31 December                                   00:99
------------------------------------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)
                                                          1999          %            2000          %                $           %
------------------------------------------------------------------------------------------------------------------------------------
Operating revenues

Local service                                               531         28.2           535         20.0              4          0.8
Calling
      National                                              381         20.3           593         22.2            212         55.6
      International                                         213         11.3           295         11.0             82         38.5
      Other                                                  25          1.3            32          1.2              7         28.0
                                                  ---------------------------------------------------------------------------------
                                                            619         32.9           920         34.4            301         48.6

Interconnection                                              42          2.2            43          1.6              1          2.4
Cellular and other mobile                                   301         16.0           434         16.2            133         44.2
Internet                                                     36          1.9            79          3.0             43        119.4
Data                                                        188         10.0           285         10.6             97         51.6

Other operating revenues
    Directories                                              86          4.6            93          3.5              7          8.1
    Equipment                                                46          2.5            32          1.2            (14)       (30.4)
    Miscellaneous other                                      31          1.7           252          9.5            221        712.9
                                                  ---------------------------------------------------------------------------------
                                                            163          8.8           377         14.2            214        131.3

                                                  ---------------------------------------------------------------------------------
Total operating revenues                                  1,880        100.0         2,673        100.0            793         42.2
                                                  ---------------------------------------------------------------------------------

Operating expenses

    Labour                                                  220         11.7           266         10.0             46         20.9
    Depreciation                                            280         14.9           300         11.2             20          7.1
    Cost of sales                                           347         18.5           924         34.6            577        166.3
    Other operating expenses                                318         16.9           523         19.5            205         64.5
                                                  ---------------------------------------------------------------------------------
Total operating expenses                                  1,165         62.0         2,013         75.3            848         72.8
                                                  ---------------------------------------------------------------------------------

Surplus from operations                                     715         38.0           660         24.7            (55)        (7.7)
                                                  ---------------------------------------------------------------------------------

Certain reclassifications of prior period data have been made to conform to current period classifications

OVERVIEW OF SURPLUS FROM OPERATIONS


                                                                       Second quarter Ended                         Variation
                                                                            31 December                               00:99
 -----------------------------------------------------------------------------------------------------------------------------------
 (in NZ$ millions, except percentages)
                                                          1999           %            2000          %             $           %
------------------------------------------------------------------------------------------------------------------------------------
Operating revenues

Local service                                               265         26.7           269         19.5             4          1.5
Calling
      National                                              208         20.9           299         21.6            91         43.8
      International                                         121         12.2           150         10.8            29         24.0
      Other                                                  13          1.3            19          1.4             6         46.2
                                                  --------------------------------------------------------------------------------
                                                            342         34.4           468         33.8           126         36.8

Interconnection                                              23          2.3            23          1.7             -            -
Cellular and other mobile                                   165         16.6           226         16.4            61         37.0
Internet                                                     21          2.1            41          3.0            20         95.2
Data                                                        100         10.1           155         11.2            55         55.0

Other operating revenues
    Directories                                              34          3.4            37          2.6             3          8.8
    Equipment                                                22          2.2            15          1.1            (7)       (31.8)
    Miscellaneous other                                      21          2.2           148         10.7           127        604.8
                                                  --------------------------------------------------------------------------------
                                                             77          7.8           200         14.4           123        159.7

                                                  --------------------------------------------------------------------------------
Total operating revenues                                    993        100.0         1,382        100.0           389         39.2
                                                  --------------------------------------------------------------------------------

Operating expenses

    Labour                                                  107         10.8           136          9.8            29         27.1
    Depreciation                                            143         14.4           152         11.0             9          6.3
    Cost of sales                                           212         21.4           495         35.8           283        133.5
    Other operating expenses                                181         18.2           282         20.5           101         55.8

                                                  --------------------------------------------------------------------------------
Total operating expenses                                    643         64.8         1,065         77.1           422         65.6
                                                  --------------------------------------------------------------------------------

Surplus from operations                                     350         35.2           317         22.9           (33)        (9.4)
                                                  --------------------------------------------------------------------------------



Certain reclassifications of prior period data have been made to conform to current period classifications.